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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHICAGO ANALYTIC TRADING COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4415 West Harrison Street, Suite 237
(No. and Street)

HILLSIDE (City) ILLINOIS (State) 60162 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MANDA B SURY 312 350 3628
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – if individual, state last, first, middle name)

125 E Lake Street, Suite 303 (Address), BLOOMINGDALE (City) IL (State) 60108 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of IL
County of Cook

OATH OR AFFIRMATION

I, MANDA B SURY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHICAGO ANALYTIC TRADING COMPANY, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public


OFFICIAL SEAL
SAMUEL L SURY
Notary Public - State of Illinois
My Commission Expires Sep 4, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chicago Analytic Trading Company LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2016

Chicago Analytic Trading Company LLC

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Chicago Analytic Trading Company LLC

We have audited the accompanying financial statements of Chicago Analytic Trading Company LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Chicago Analytic Trading Company LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Chicago Analytic Trading Company LLC's financial statements. The supplemental information is the responsibility of Chicago Analytic Trading Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2017

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Assets		
Cash	$	7,751
Prepaid and other assets		5,612
Property and equipment, net		48
Total assets	$	13,411
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	1,234
Total liabilities		1,234
Members' equity		12,177
Total liabilities and members' equity	$	13,411

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2016	
Revenue	
Commission income	$ 1,975
Other income	8
Total revenue	1,983
Expenses	
Payroll expense	1,383
Occupancy and equipment	29,654
Insurance expense	472
Execution & quote data expenses	540
Professional fees	6,467
Other operating expenses	6,747
Total expenses	45,263
Net income (loss)	$ (43,280)

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2016		
Members' equity, beginning of year	$	39,957
Capital contributions		15,500
Capital withdrawals		
Net income (loss)		(43,280)
Members' equity, end of year	$	12,177

Chicago Analytic Trading Company LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2016		
Cash flows from operating activities		
Net Income (loss)	$	(43,280)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		20,445
Unrealized gain on marketable securities		-
Changes in assets and liabilities:		
Commissions and interest receivable		6,972
Prepaid and other assets		1,451
Accrued liabilities		(2,392)
Net cash provided (used) by operating activities		(16,804)
Cash flows from financing activities		
Member Contributions		15,500
Net cash provided (used) by financing activities		15,500
Net change in cash and cash equivalents		(1,304)
Cash, beginning of year		9,055
Cash, end of year	$	7,751
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	616
Income tax payments	$	-

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations.

Chicago Analytic Trading Company LLC (the "Company"), was formed as a limited liability company under the laws of the State of Delaware in November 2001. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Manda B. Sury.

The Company, as an introducing broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Currently the Company has no customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements.

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2013.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis. The Company receives revenue under Commission sharing agreement from a different Broker Dealer to whom the Company has introduced customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's adjusted net capital was $6517 which exceeded the requirement by $1517 and above the 120% limit of $6000.

3. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and the Company's clearing broker requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 2. The Company has no requirement to maintain a cash deposit with the clearing broker.

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

4. Fixed Assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Property and equipment at December 31, 2016 consists of following

Computer equipment	$ 20445
Phone equipment	$ 1087
Less accumulated depreciation	$(21484)
Total	$ 48

Depreciation expense for the year ended December 31, 2016 was $20445.

5. Subsequent events

These financial statements were approved by management and available for issuance on February 27 2017. Subsequent events have been evaluated through this date. From January 1, 2017 through February 27 2017, the Company has had additional member contributions of $2000.

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2016

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	12,177
Less: Non allowable assets		
Commissions receivable		
Prepaid and other assets		(5,612)
Property and equipment, net		(48)
Net capital		6,517
Haircuts		
None		
Adjusted net capital		6,517
Net minimum capital requirement of 6.67% of aggregate indebtedness of $1,234 or $5,000 whichever is greater		5,000
Excess net capital	$	1,517

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Adjusted net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2016, as amended	$	1,517
No differences		-
Adjusted net capital per above computation	$	1,517

See Report of Independent Registered Public Accounting Firm

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2016

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition
There were no material reconciliation items
for year ending December 31, 2016

See Report of Independent Registered Public Accounting Firm



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Member
Chicago Analytic Trading Company LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, solely to assist you and the other specified parties in evaluating Chicago Analytic Trading Company LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Chicago Analytic Trading Company LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2017

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

[illegible]

General Assessment Reconciliation

[illegible]

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. [illegible]

[illegible]
CHICAGO ANALYTIC TRADING CO LLC
[illegible]

[illegible]

MANDA B. SUN[illegible]
312 [illegible] 2678

2. A. [illegible] $ 5
B. [illegible] (5)
12 / 13 / 2016
C. [illegible] 0
D. [illegible] 0
E. [illegible] 0
F. [illegible] $ 0
G. [illegible] $
H. [illegible] $

3. [illegible]
NONE

[illegible]

CHICAGO ANALYTIC TRADING [illegible]

Dated the 12 day of JANUARY, 20 17. CFO

[illegible]

[illegible]

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning [illegible] and ending [illegible]

Eliminate cents

Item No.

2a. [illegible] $ [illegible]

2b. Additions:

[illegible]

2c. Deductions:

[illegible]

2d. SIPC Net Operating Revenues $ [illegible]

2e. General Assessment @ .0025 $ [illegible]

(to page 1, line 2.A.)



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm on Exemption Report

To the Members of Chicago Analytic Trading Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chicago Analytic Trading Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chicago Analytic Trading Company LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Chicago Analytic Trading Company LLC stated that Chicago Analytic Trading Company LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chicago Analytic Trading Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chicago Analytic Trading Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2017



Chicago Analytic Trading Company, LLC
Member FINRA SIPC

4415 West Harrison Street
Suite 237
HILLSIDE IL 60162
(312) 334-1524
(866)7974403 Fax

January 22, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2016

Dear Sir/Madame:

For the fiscal year ending December 31, 2016, CHICAGO ANALYTIC TRADING COMPANY claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

CHICAGO ANALYTIC TRADING COMPANY met the exemption provided above for the period ending December 31, 2016.

Sincerely,



Marcia B Sury
CEO